April 10, 2025

Brandon Alexandroff
Chief Financial Officer
Rumble, Inc.
444 Gulf of Mexico Dr.
Longboat Key, FL 34228

       Re: Rumble, Inc.
           Form 10-K for the year ended December 31, 2024
           File No. 001-40079
Dear Brandon Alexandroff:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 43

1. You state in your risk factors that an important aspect of your success is your ability to provide users with engaging content and if users do not continue to contribute engaging content, your user growth, retention and engagement may decline, which could impair your ability to maintain relationships with your advertisers or attract new advertisers, which may seriously harm your business and operating results. We note you previously provided a measure of estimated minutes watched per month
       (MWPM) that you used as a "measure of audience engagement to help [you] understand the volume of users engaged with [y]our content on a monthly basis and
       the intensity of users' engagement with the platform." You also previously disclosed hours of uploaded video per day to "help [you] understand the volume of content being created and uploaded to [you] on a daily basis." Considering the success of your business appears to be impacted by your users engaging with your content, please tell us why you stopped providing these two measures. Explain what measures management currently uses to monitor content creation and engagement, and tell us
 April 10, 2025
Page 2

       your consideration to include a quantified discussion of such measures for each period presented. Refer to SEC Release No. 33-10751.
Results of Operations
Revenues, page 46

2. You state the increase in Audience Monetization revenues was mainly due to higher revenue in subscriptions, tipping fees, licensing, platform hosting and advertising. In addition, you indicate that the increase in Other Initiative revenue was mostly due to more advertising inventory being monetized by your publisher network and an increase in cloud services offered. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting fluctuations in your revenue. In your response, please provide us with a breakdown of revenue for each period presented from each of the products and services noted herein. Additionally, refrain from using terms such as
       "mostly" and "mainly" in lieu of providing more specific quantitative disclosure.
       Refer to Item 303(b) of Regulation S-K, and your response to comment 45 in your May 12, 2022 letter.
Notes to the Consolidated Financial Statements
20. Segment and Geographic Information, page F-39

3. You state that the CODM assesses performance and decides how to allocate resources based on net loss as reported in the consolidated statements of operations. Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example at 280-
       10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources or consider revising.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Sean M. Ewen